Exhibit 4.1

Amendment No.2 to Settlement Agreement and Mutual General Release

This Amendment No.2 to Settlement Agreement and Mutual General Release (this “Second Amendment”) is made effective of July 15, 2024 (the “Effective Date”) by and between Teva Pharmaceutical Industries Ltd. ("Teva"), on the one hand, and MediWound Ltd. ("MediWound"), on the other hand. Teva and MediWound are together referred to as the "Parties" and individually referred to as a “Party”.

WITNESSETH:

WHEREAS, the Parties entered into a Settlement Agreement and Mutual General Release dated March 24, 2019 (the “Original Agreement”), as amended on December 13, 2020 (the “First Amendment”; the Original Agreement as amended by the First Amendment - the “Agreement”), to fully and finally settle all matters arising from and/or related to the their business relationship and the termination of such relationship, including without limitation the Asserted Claims;

WHEREAS, following certain discussions between the Parties, the Parties wish to further amend the Agreement as more fully set forth herein;

NOW, THEREFORE, in consideration of the mutual promises herein contained, it is agreed as follows:

1.	All capitalized terms not herein defined shall have the meaning ascribed to them in the Agreement.

2.
This Second Amendment shall become effective contingent upon and only immediately following the consummation of the Closing (if occurs) pursuant to that certain Share Purchase Agreement dated as of even date herewith, by and among MediWound, Teva and the other Purchasers named therein (the “PIPE Closing” and the “PIPE SPA”, respectively). Unless extended by the mutual written consent of both Parties, this Second Amendment shall automatically expire and become void and of no force and effect upon the termination of the PIPE SPA (if occurs). If this Second Amendment shall automatically expire and become void upon termination of the PIPE SPA (if occurs), then the Agreement shall remain in full force and effect (without any amendments thereto).

3.
Pursuant to the Agreement, MediWound has heretofore paid to Teva an aggregate amount of US$5,584,000, out of the maximum aggregate amount of US$10,200,000 that could have been payable under the Agreement.

4.	Sections 3.2 and 3.3 of the Agreement are hereby amended in their entirety to read as follow:

"3.2
MediWound hereby undertakes to pay Teva an amount of US$ 4,000,000 (the “Final Payment”), as follows: (i) 50% of the Final Payment will be paid in cash on the next Business Day following the consummation of the PIPE Closing, in accordance with wiring instructions to be provided by Teva to MediWound, and (ii) the remaining 50% of the Final Payment will be paid by way of its setoff against the Subscription Amount of US$ 2,000,000 that is due and payable by Teva to MediWound at the PIPE Closing pursuant to the PIPE SPA.

3.3.
The Final Payment, once paid by MediWound to Teva as aforesaid, constitutes a full and final settlement, termination and satisfaction of any and all Claims, debts, obligations or liabilities (a) that MediWound had or has or may have to Teva under, in connection with or arising out of the Agreement or the performance thereof, and (b) Teva had or has or may have to MediWound under, in connection with or arising out of the Agreement or the performance thereof; without, however, in each case, annulling or otherwise abrogating the binding effect of any other release, waiver, termination, share purchase, share transfer deed, payment or other action or transaction that has been given, made or taken prior to the date of this Second Amendment.”

5.
The payments by MediWound to Teva under this Agreement (a) constitute a capital gain consideration pursuant to the exercise of the 2007 Deal-Related Repurchase Right and the 2010 Deal-Related Repurchase Right set forth in the Notice of Election to Exercise Repurchase Rights dated June 24, 2013 and those two (2) share transfer deeds dated September 2, 2013, and have been and shall be classified and otherwise treated as such by Teva for all intents and purposes, and (b) have been and will be subject to withholding by MediWound of all amounts required to be withheld or deducted on account of taxes under applicable law and any subject to applicable valid withholding certification pursuant to Israeli law.

6.
Any taxes imposed on Teva under Israeli law in connection with the payment by MediWound to Teva of the Final Payment pursuant to this Agreement (excluding any income taxes, capital gain taxes or other taxes based on or measured by reference to income or capital gain) (“Direct Taxes”), will, after receiving assessment from the relevant tax authority, be reimbursed by MediWound to Teva against appropriate documentation not earlier than when due and after having been actually paid by Teva, and Teva shall (a) provide a copy of such assessment to MediWound promptly after its receipt by Teva from the relevant tax authority, to enable MediWound to pursue the purposes set forth in clause 6(d) below; (b) provide to Mediwound any available or reasonably preparable document as shall reasonably be necessary for the payment of such reimbursement; (c) timely execute and file all reasonably necessary tax returns and other documentation required to be filed with respect to the aforesaid Final Payment and taxes under this Section 6; (d) obtain any certificate or other document from any authority and otherwise as may be reasonably necessary, and otherwise reasonably cooperate with MediWound, to mitigate, reduce, deduct or eliminate any such Direct Taxes or to obtain a recovery of any Direct Taxes to the maximum extent possible under applicable law.

7.	Except as expressly amended by this Second Amendment, all other terms and conditions of the Agreement shall remain in full force and effect.

8.	In the event of any inconsistency or conflict between the provisions of the Agreement and the provisions of this Second Amendment, the provisions of this Second Amendment shall prevail.

9.
The Agreement, as amended by this Second Amendment constitutes the full and entire understanding and agreement between the Parties with respect to the subject matter hereof and thereof, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to such subject matters.

10.
This Second Amendment may be executed in one or more counterparts, all of which together shall constitute one and the same instrument, binding and enforceable against the Parties so executing the same; it being understood that both Parties need not sign the same counterpart. Counterparts may also be delivered by facsimile or email transmission (in pdf format or the like, or signed with docusign, e-sign or any similar form of signature by electronic means) and any counterpart so delivered shall be sufficient to bind the parties to this Second Amendment, as an original.

[Signature Block Follows]

IN WITNESS WHEREOF, this Amendment No.2 to Settlement Agreement and Mutual General Release has been duly executed on the date herein above set forth:

MediWound Ltd. By: /s/ Ofer Gonen Name: Ofer Gonen Title: Chief Executive Officer By: /s/ Hani Luxenburg Name: Hani Luxenburg Title: Chief Financial Officer	Teva Pharmaceutical Industries Ltd. By: /s/ Eli Kalif Name: Eli Kalif Title: Executive Vice President, CFO By: /s/ Uri Bergman Name: Uri Bergman Title: Director BD

[Signature Page to
Amendment No.2 to Settlement Agreement and Mutual General Release / 2024]